                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                    ---------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 38122G107

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Nye Telenor East Invest AS
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         WC (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                 7,369,972 (See Item 5)
        Shares
     Beneficially      8        Shared Voting Power
      Owned by                  -0-
        Each
      Reporting        9        Sole Dispositive Power
     Person With                7,369,972

                       10       Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,369,972
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         20.5%  of the outstanding Common Stock
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 38122G107

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Telenor Business Solutions Holding AS
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         AF (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                 7,369,972/(1)/(See Item 5)
        Shares
     Beneficially      8        Shared Voting Power
      Owned by                  -0-
        Each
      Reporting        9        Sole Dispositive Power
     Person With                7,369,972/(1)/(See Item 5)

                       10       Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,369,972/(1)/ (See Item 5)
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         20.5% of the outstanding Common Stock/(1)/
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP NO. 38122G107

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Telenor ASA
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         AF (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                 7,369,972/(2)/ (See Item 5)
        Shares
     Beneficially      8        Shared Voting Power
      Owned by                  -0-
        Each
      Reporting        9        Sole Dispositive Power
     Person With                7,369,972/(2)/ (See Item 5)

                       10       Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,369,972/(2)/ (See Item 5)
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         20.5% of the outstanding Common Stock/(2)/
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

(2) The Reporting Person disclaims beneficial ownership of all shares.

                         AMENDMENT NO. 3 TO SCHEDULE 13D

      This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Golden Telecom, Inc. ("GTI"). This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on August 29, 2003, as amended by Amendment No. 1 to
Schedule 13D, filed by the Reporting Persons on November 28, 2003 and Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on December 1, 2003 (the "Statement"). This Amendment No. 3 is being filed by the Reporting Persons to report the proposed acquisition of 40,000 shares of Common Stock of GTI (the "Additional Shares") by Nye Telenor East Invest AS ("Telenor"). Defined terms used herein that are not otherwise defined have the meanings ascribed to them in the Statement.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby supplemented with the following information:

      All of the US$1,170,000 used to acquire the Additional Shares will come from the working capital of Telenor.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby supplemented with the following information:

      Telenor has agreed to acquire the Additional Shares in a privately negotiated transaction with CIG pursuant to the terms of a Share Purchase Agreement dated as of February 6, 2004 (the "2004 Share Purchase Agreement") between Telenor and CIG. The 2004 Share Purchase Agreement contemplates the closing of such transaction will occur on February 11, 2004. Under the terms of the 2004 Share Purchase Agreement, at closing, Telenor will pay CIG $29.25 per Additional Share.

      Upon completion of the purchase of the Additional Shares described above, Telenor will be the direct beneficial owner of 7,369,972 shares of Common Stock or approximately 20.5% of the 35,937,406 shares of Common Stock which are outstanding.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and (b) are hereby amended to read in their entirety as follows:

      (a) and (b) Upon the completion of the purchase of the Additional Shares pursuant to the 2004 Share Purchase Agreement, Telenor will be the direct beneficial owner of 7,369,972 shares of Common Stock, which will constitute approximately 20.5% of the issued and outstanding shares of Common Stock of GTI. Telenor will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 7,369,972 shares of Common Stock owned by it.

      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock of GTI (other than, solely in the case of Telenor, the 7,369,972 shares of Common Stock directly held by it) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      Telenor is a direct wholly owned subsidiary of Telenor Business Solutions Holding AS, and Telenor Business Solutions Holding AS is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Business Solutions Holding AS and/or Telenor ASA may be deemed to be the indirect beneficial owner of the shares of Common Stock owned directly by Telenor. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that Telenor Business Solutions Holding AS or Telenor ASA is the beneficial owner of the shares of Common Stock presently owned by Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      Item 5(c) is supplemented with the following information:

      Except with respect to the proposed acquisition of the Additional Shares described in response to Item 4, no Reporting Person (and no other person for whom information is required to be reported pursuant to General Instruction C to
Schedule 13D) has entered into any transactions in the shares of Common Stock of GTI during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby amended to read in its entirety as follows:

      Except as provided in the Share Exchange Agreement, the Shareholders Agreement, the Standstill Agreement, the Registration Rights Agreement, the Undertaking Letter, the Share Purchase Agreement and the 2004 Share Purchase Agreement, or as set forth herein, none of the Reporting Persons or, to the best knowledge of such parties, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of GTI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby supplemented with the following information:

      10. Attached hereto as Exhibit "J" is a conformed copy of the Share Purchase Agreement dated as of February 6, 2004 between Capital International Global Emerging Markets Private Equity Fund, L.P., as seller, and Nye Telenor East Invest AS, as purchaser.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2004                  NYE TELENOR EAST INVEST AS

                                           By: /s/ Jon Fredrik Baksaas
                                              ----------------------------
                                               Name:  Jon Fredrik Baksaas
                                               Title: Chairman of the Board

                                           TELENOR BUSINESS SOLUTIONS HOLDING AS

                                           By: /s/ Morten Karlsen Sorby
                                              ----------------------------
                                               Name:  Morten Karlsen Sorby
                                               Title: Chairman of the Board

                                           TELENOR ASA

                                           By: /s/ Jon Fredrik Baksaas
                                              ----------------------------
                                               Name:  Jon Fredrik Baksaas
                                               Title: Chief Executive Officer

                                INDEX TO EXHIBITS


10. Attached hereto as Exhibit "J" is a conformed copy of the Share Purchase Agreement dated as of February 6, 2004 between Capital International Global Emerging Markets Private Equity Fund, L.P., as seller, and Nye Telenor East Invest AS, as purchaser.